SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o 734 Investors, LLC

410 Park Avenue, 17th Floor

New York, New York  10022

(212) 201-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

(Continued on following pages)

1	Name of Reporting Person 734 Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,725,457

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,725,457

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.61% (1)

14	Type of Reporting Person OO (Limited Liability Company)

(1)                                 Based on 7,361,340 shares of Common Stock outstanding as of September 30, 2014.

(Page 2 of 10 Pages)

1	Name of Reporting Person 734 Agriculture, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,725,457 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,725,457 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.61% (2)

14	Type of Reporting Person OO (Limited Liability Company)

(1)                                 Solely in its capacity as the managing member of 734 Investors, LLC.  734 Agriculture disclaims beneficial ownership except to the extent of its pecuniary interest therein.

(2)                                 Based on 7,361,340 shares of Common Stock outstanding as of September 30, 2014.

(Page 3 of 10 Pages)

1	Name of Reporting Person Remy W. Trafelet

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,329

	8	Shared Voting Power 3,725,457 (1)

	9	Sole Dispositive Power 3,329

	10	Shared Dispositive Power 3,725,457 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,786

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.65% (2)

14	Type of Reporting Person IN

(1)                                 These shares of Common Stock may be deemed to be beneficially owned by Mr. Trafelet solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.  Mr. Trafelet disclaims beneficial ownership of any shares of Common Stock held by 734 Investors except to the extent of his pecuniary interest therein.

(2)                                 Based on 7,361,340 shares of Common Stock outstanding as of September 30, 2014.

(Page 4 of 10 Pages)

1	Name of Reporting Person George R. Brokaw

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,549

	8	Shared Voting Power 3,725,457 (1)

	9	Sole Dispositive Power 3,549

	10	Shared Dispositive Power 3,725,457 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,306

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.66% (2)

14	Type of Reporting Person IN

(1)                                 Of these shares of Common Stock, 20,000 shares are held directly by Mr. Brokaw and 3,705,457 shares may be deemed to be beneficially owned by Mr. Brokaw solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.  Mr. Brokaw disclaims beneficial ownership of any shares of Common Stock held by 734 Investors except to the extent of his pecuniary interest therein. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote his shares as directed by 734 Investors, LLC.  The agreement also restricts Mr. Brokaw’s ability to sell his shares except pro rata with sales by 734 Investors, LLC.

(2)                                 Based on 7,361,340 shares of Common Stock outstanding as of September 30, 2014.

(Page 5 of 10 Pages)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 29, 2013, by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”), Remy W. Trafelet and George R. Brokaw (the “Schedule 13D”).  Except as indicated in this Amendment No. 1, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

Merger Agreement

On December 2, 2014, Alico, Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with 734 Sub, LLC, a wholly owned subsidiary of the Issuer (“Merger Sub”), 734 Citrus Holdings, LLC (“Silver Nip Citrus”) and, solely with respect to certain sections thereof, 734 Agriculture, Rio Verde Ventures, LLC, a Florida limited liability company (“Rio Verde”), and Clayton G. Wilson (together with 734 Agriculture and Rio Verde, the “Silver Nip Citrus equityholders”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Silver Nip Citrus (the “Merger”), with Silver Nip Citrus surviving the Merger as a wholly owned subsidiary of the Issuer.

Subject to the terms and conditions set forth in the Merger Agreement, the Issuer will issue shares of the Issuer’s common stock, par value $1 per share (the “Common Stock”), to the equityholders of Silver Nip Citrus as follows (the “Stock Issuance”):

•                  at the effective time of the Merger, up to 1,463,544 shares of Common Stock, subject to certain adjustments set forth in the Merger Agreement for Silver Nip Citrus’s net indebtedness at the closing of the Merger, amounts related to certain groves specified in the Merger Agreement, certain Silver Nip Citrus transaction expenses and the trading price of the Common Stock; and

•                  thirty (30) days after the end of Silver Nip Citrus’s 2014-2015 citrus harvest season, an additional amount of shares of Common Stock, with the number of shares issued to be based on the net proceeds received by the Issuer from the sale of citrus fruit harvested on certain Silver Nip Citrus groves after the closing of the Merger, subject to certain adjustments set forth in the Merger Agreement for the cost to harvest the citrus fruit and the trading price of the Common Stock.

The Merger Agreement contains customary representations, warranties and covenants from the Issuer, Silver Nip Citrus and the Silver Nip Citrus equityholders, including, among others, covenants relating to: (1) the conduct of the Issuer’s and Silver Nip Citrus’s respective businesses during the interim period between the execution of the Merger Agreement and the

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effective time of the Merger; and (2) the obligation of the Issuer to obtain the approval by its shareholders of the Stock Issuance.  Each of the Issuer and the Silver Nip Citrus equityholders also agreed to indemnify the other party, subject to certain limitations and exceptions, for breaches of fundamental representations, covenants and certain other liabilities.

Completion of the Merger is conditioned, among other things, on: (1) approval of the Stock Issuance by a majority of the holders of Common Stock voting at a special meeting or acting by written consent to approve the Stock Issuance and, if such approval is obtained through action by written consent, the expiration of a twenty (20) day waiting period after the date an information statement of the Issuer prepared in accordance with Regulation 14C of the Securities Exchange Act of 1934, as amended (such Act, the “Exchange Act,” and such information statement, the “Information Statement”) is delivered to the Issuer’s shareholders; (2) receipt of a final appraisal of the Silver Nip Citrus groves; (3) receipt of certain third-party consents; (4) completion of an audit of Silver Nip Citrus’s 2014 consolidated financials and receipt of an unqualified audit opinion; (5) material compliance by the other party with all of its obligations under the Merger Agreement; and (6) subject to certain exceptions, the accuracy of the representations and warranties of the other party subject to a material adverse effect standard (as defined in the Merger Agreement).

The Merger Agreement also provides for certain termination rights for both the Issuer and Silver Nip Citrus, including termination by either party if the Merger is not consummated by April 30, 2015.  There is no termination fee payable by either party upon termination of the Merger Agreement.

734 Investors will seek the consent of a majority of its disinterested members to direct 734 Investors to approve the Stock Issuance by a written consent of its shares of Common Stock.

734 Agriculture directly beneficially owns membership interests in Silver Nip Citrus and, at the effective time of the Merger, such interests will be converted into the right to receive shares of Common Stock as set forth in the Merger Agreement.  734 Agriculture and Messrs. George R. Brokaw and Remy W. Trafelet may be deemed to beneficially own the shares of Common Stock received in such exchange.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Merger Agreement, which is included as Exhibit G and incorporated herein by reference.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(Page 7 of 10 Pages)

(a) and (b)  Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

(c) Except as described in the Schedule 13D and herein, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Amendment No. 1.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 6:

The disclosure regarding the Merger Agreement contained in Item 4 is incorporated herein by reference.  Other than as disclosed in the Schedule 13D and herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of Item 7:

Exhibit G — Agreement and Plan of Merger, dated as of December 2, 2014, by and among Alico, Inc., 734 Sub, LLC, 734 Citrus Holdings, LLC, and, solely with respect to certain sections thereof, 734 Agriculture, LLC, Rio Verde Ventures, LLC and Clayton G. Wilson, incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 5, 2014

Exhibit H — Agreement pursuant to Rule 13d-1(k)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2014	734 INVESTORS, LLC By: 734 Agriculture, LLC Its: Managing Member

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

734 AGRICULTURE, LLC

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

Remy W. Trafelet

	By:	/s/ Remy W. Trafelet

George R. Brokaw

	By:	/s/ George R. Brokaw

(Page 9 of 10 Pages)

EXHIBIT INDEX

Exhibit	Document Description

G

Agreement and Plan of Merger, dated as of December 2, 2014, by and among Alico, Inc., 734 Sub, LLC, 734 Citrus Holdings, LLC, and, solely with respect to certain sections thereof, 734 Agriculture, LLC, Rio Verde Ventures, LLC and Clayton G. Wilson, incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 5, 2014

H	Agreement pursuant to Rule 13d-1(k)

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